UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                            For the month of May 2004

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

               The following document is being filed with this 6-K
                         report and is attached hereto.

Information filed with the Chilean Superintendency of Securities and Insurance
(SVS) on May 7, 2004

On May 7, 2004, Quinenco informed the Chilean Superintendency of Securities and Insurance (SVS) that its subsidiary, Inmobiliaria Norte Verde S.A., sold a property site to a company related to Quinenco's controlling shareholder, Mr. Androncio Luksic Abaroa, for UF20,251 (approximately US$542 thousand), payable in semi-annual installments over five years. The corresponding interest rate is UF + 4.8% per annum.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QUINENCO S.A.

                                                By: s/s Luis Fernando Antunez
                                                    ----------------------------
                                                Name: Luis Fernando Antunez
                                                Title: Authorized Representative

Dated: May 11, 2004